Mail Stop 3561

February 13, 2008

Michael A. Norona
Executive Vice President and Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

> **Re:     Advance Auto Parts, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed February 28, 2007**
> **File No. 001-16797**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2007**
> **File No. 001-16797**

Dear Mr. Moore:

        We have reviewed your response dated January 31, 2008 to our comment letter dated December 31, 2007 and have the following additional comments.  Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

Note 14 - Income Taxes, page F-26

1.      We have read your response to our comment six of our letter dated December 31, 2007.  With respect to the portion of your response that addresses purchasing and warehousing costs included in inventory your response does not adequately explain why there would be a large difference between tax and GAAP.  You highlight that certain transportation, storage, and purchasing costs are responsible for the differences.  However, we direct your attention to Treasury Regulation 1.263A-3(c)(3), (4), and (5) which indicate minimal differences between the costs that you are required to capitalize as part of inventory under Unicap and the

expenses you disclose in note 2 to your financial statements. Further, we note that in note 5 to your financial statements you disclose that the total amount of purchasing and warehousing costs capitalized under GAAP was $95.6 million. The amount of deferred tax liability associated with purchasing and warehousing costs appears unusually large in comparison with the amount you have capitalized for GAAP purposes. Please provide us with a more detailed analysis that identifies the specific costs, including dollar amounts, that you are treating differently for GAAP and tax purposes.

## Schedule 14A

Compensation Discussion & Analysis, page 13

Annual Incentive Plan, page 14

2.      We are in receipt of your response to our comment 13 of our letter dated December 31, 2007. We note your indication that you disclose on page 15 of your Proxy Statement the 2006 financial performance targets and their relative weights, however, the disclosure that appears on the referenced page appears to contain only the weight of such targets. In future filings, please ensure that you disclose the amounts used for the financial targets for 2006. Also, with respect to the reason why you have not disclosed the financial targets for 2007, please tell us with greater specificity  as to why the disclosure could have a "detrimental effect on [y]our ability to negotiate with vendors and customers." We also note your indication that "[a]ny actions taken in early 2007 to set performance targets for fiscal year 2007 had no impact on the compensation paid to executives for the prior year." It is not clear what you mean when you state that the targets "had no impact." Please revise to clarify.

Long Term Incentive Compensation, page 15

3.      We are in receipt of your response to our comment 15 of our letter dated December 31, 2007. In future filings, please confirm that you will disclose the explanation you provided in your response.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341 or Michael Moran, Accounting Branch Chief at (202) 551-3841 if you have any questions regarding the financial statements and related matters.  Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director